Issuer Free Writing Prospectus Dated June 8, 2007
Filed Pursuant to Rule 433
Registration Statement No. 333-143315

CENTURY ALUMINUM PRICES COMMON STOCK OFFERING

MONTEREY, CA, June 8, 2007 — Century Aluminum Company (NASDAQ: CENX) today announced the pricing of the underwritten public offering of 7,250,000 shares of its common stock at a price to the public of $52.50 per share. All of the shares are being offered by Century Aluminum.

Approximately 1,650,000 of the shares will be sold to investors in Iceland by way of global depositary receipts. Century has applied to the First North Iceland market of the Iceland Stock Exchange for a listing of the global depositary receipts.

Century has granted the underwriters a 30-day option to purchase up to an additional 1,087,500 shares of its common stock to cover over-allotments, if any (including 247,500 shares which would be sold to investors in Iceland in the form of global depositary receipts). The offering is expected to close on or about June 13, 2007, subject to customary conditions.

The Company expects to use the net proceeds of the offering, estimated to be $360 million (assuming no exercise of the over-allotment option), as part of the financing for the construction of its proposed new aluminum smelter near Helguvik, Iceland. Pending the commencement of major construction activities for this project, the Company intends to apply the net proceeds from the offering to debt reduction, investment in highly rated short-term securities and other corporate purposes.

Credit Suisse Securities (USA) LLC and Morgan Stanley & Co. Incorporated are acting as global coordinators for the offering. Kaupthing Bank hf., Kaupthing Securities, Inc. and Landsbanki Islands hf. are acting as co-managers. The global coordinators and Kaupthing Securities, Inc. will not offer or sell securities in Iceland. Kaupthing Bank hf. and Landsbanki Islands hf. will not offer or sell securities in the United States.

This press release shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

Century Aluminum Company owns primary aluminum capacity in the United States and Iceland, as well as an ownership interest in alumina and bauxite assets in the United States and Jamaica. Century’s corporate offices are located in Monterey, California.

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Contacts:

Mike Dildine (media)	831-642-9364
Shelly Lair (investors)	831-642-9357

Cautionary Statement

This press release may contain “forward-looking statements” within the meaning of U.S. federal securities laws. The company has based its forward-looking statements on current expectations and projections about the future; however, these statements are subject to risks, uncertainties and assumptions, any of which could cause the company’s actual results to differ materially from those expressed in its forward-looking statements. More information about these risks, uncertainties and assumptions can be found in the risk factors and forward-looking statements cautionary language contained in the company’s Annual Report on Form 10-K and in other filings made with the Securities and Exchange Commission. The company does not undertake, and specifically disclaims, any obligation to revise any forward-looking statements to reflect the occurrence of anticipated or unanticipated events or circumstances after the date such forward-looking statements are made.

We have filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents we have filed with the SEC for more complete information about us and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, we, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Credit Suisse Securities (USA) LLC toll free at (800) 221-1037 or Morgan Stanley & Co. Incorporated toll free at (866) 718-1649.

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